Exhibit 99.1

Momo Announces Unaudited Financial Results for the Third Quarter of 2019

BEIJING, CHINA, November 26, 2019 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the third quarter of 2019.

Third Quarter of 2019 Highlights

•	Net revenues increased by 22% year over year to RMB4,451.6 million (US$622.8 million*) in the third quarter of 2019.

•	Net income attributable to Momo Inc. increased to RMB893.9 million (US$125.1 million) in the third quarter of 2019 from RMB579.5 million in the same period of 2018.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased to RMB1,088.1 million (US$152.2 million) in the third quarter of 2019, from RMB777.6 million in the same period of 2018.

•	Diluted net income per American Depositary Share (“ADS”) was RMB4.04 (US$0.57) in the third quarter of 2019, compared to RMB2.69 in the same period of 2018.

•	Non-GAAP diluted net income per ADS (note 1) was RMB4.90 (US$0.69) in the third quarter of 2019, compared to RMB3.57 in the same period of 2018.

•	Monthly Active Users (“MAU”) on Momo application were 114.1 million in September 2019, compared to 110.5 million in September 2018.

•

Total paying users of our live video service and value-added service, without double counting the overlap and including 4.5 million paying users of Tantan, were 13.4 million for the third quarter of 2019, compared to 12.5 million for the third quarter of 2018, which included 3.6 million paying users of Tantan.

First Nine Months of 2019 Highlights

•	Net revenues increased 29% year over year to RMB12,327.2 million (US$1,724.6 million) for the first nine months of 2019.

•	Net income attributable to Momo Inc. was RMB1,915.0 million (US$267.9 million) for the first nine months of 2019, compared with RMB2,154.9 million during the same period of 2018.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was RMB3,240.8 million (US$453.4 million) for the first nine months of 2019, compared with RMB2,574.6 million during the same period of 2018.

•	Diluted net income per ADS was RMB8.76 (US$1.23) for the first nine months of 2019, compared with RMB10.16 during the same period of 2018.

•	Non-GAAP diluted net income per ADS (note 1) was RMB14.65 (US$2.05) for the first nine months of 2019, compared with RMB12.12 during the same period of 2018.

“The third quarter of 2019 was another robust quarter,” commented Yan Tang, Chairman and CEO of Momo. “We continued to deliver strong financial results both in terms of revenues and profitability.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.1477 to US$1.00, the effective noon buying rate for September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

Moreover, we are also making solid progress with our product initiatives and sowing the seeds for future growth.”

Third Quarter of 2019 Financial Results

Net revenues

Total net revenues were RMB4,451.6 million (US$622.8 million) in the third quarter of 2019, an increase of 22% from RMB3,647.6 million in the third quarter of 2018.

Live video service revenues were RMB3,275.4 million (US$458.2 million) in the third quarter of 2019, an increase of 18% from RMB2,769.2 million during the same period of 2018, as a result of the successful strategy to apply different products and operational efforts to drive spending from different cohorts of users.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,064.6 million (US$148.9 million) in the third quarter of 2019, an increase of 86% from RMB573.1 million during the same period of 2018. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more functions launched and more paying scenarios introduced to enhance the social experience of Momo users, and to a lesser extent, the increase in the membership subscription revenues of Tantan.

Mobile marketing revenues were RMB81.9 million (US$11.5 million) in the third quarter of 2019, a decrease of 30% from RMB117.3 million during the same period of 2018. The decrease in mobile marketing revenues was primarily caused by the decreased demand from our advertising and marketing customers and the decrease in advertisement properties on Momo’s platform.

Mobile games revenues were RMB15.8 million (US$2.2 million) in the third quarter of 2019, a decrease of 43% from RMB27.9 million in the third quarter of 2018. The decrease in mobile game revenues was mainly due to the continued decrease in quarterly paying users of mobile games.

Revenues from other services in the third quarter of 2018 mainly consisted of revenues from Phanta City, a TV variety show co-produced by the Company, which did not generate revenues in the third quarter of 2019.

Net revenues from Momo segment increased from RMB3,325.1 million in the third quarter of 2018 to RMB4,138.9 million (US$579.1 million) in the third quarter of 2019, primarily driven by the significant increase in net revenues from live video service and value-added service. Net revenues from Tantan segment increased from RMB164.1 million in the third quarter of 2018 to RMB310.0 million (US$43.4million) in the third quarter of 2019, which was mainly due to the increase in the number of paying users of Tantan.

Cost and expenses

Cost and expenses were RMB3,487.9 million (US$488.0 million) in the third quarter of 2019, an increase of 16% from RMB3,009.1 million in the third quarter of 2018. The increase was primarily attributable to: (a) an increase in revenue sharing with broadcasters related to our live video service and virtual gift recipients; (b) an increase in marketing and promotional expenses to attract users on both Momo and Tantan platforms and promote our live video services; (c) an increase in personnel related costs as a result of the Company’s rapidly expanding talent pool; (d) an increase in infrastructure-related spending, such as bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform. The increase was partially offset by a decrease in production cost in connection with a television program.

Non-GAAP cost and expenses (note 1) were RMB3,284.0 million (US$459.5 million) in the third quarter of 2019, an increase of 17% from RMB2,801.6 million during the same period of 2018.

Income from operations

Income from operations was RMB993.1 million (US$138.9 million) in the third quarter of 2019, compared to RMB643.8 million during the same period of 2018. Income from operations of Momo segment was RMB1,227.2 million (US$171.7 million) in the third quarter of 2019, increasing from RMB943.9 million in the third quarter of 2018. Loss from operations of Tantan segment was RMB228.7 million (US$32.0 million) in the third quarter of 2019, compared to loss from operations of RMB227.6 million in the third quarter of 2018.

Non-GAAP income from operations (note 1) was RMB1,196.9 million (US$167.5 million) in the third quarter of 2019, compared to RMB851.3 million during the same period of 2018. Non-GAAP income from operations of Momo segment was RMB1,364.1 million (US$190.9 million) in the third quarter of 2019, increasing from RMB1,055.9 million in the third quarter of 2018. Non-GAAP loss from operations of Tantan segment was RMB164.4 million (US$23.0 million) in the third quarter of 2019, compared to non-GAAP loss from operations of RMB132.2 million in the third quarter of 2018.

Income tax expenses

Income tax expenses were RMB182.6 million (US$25.5 million) in the third quarter of 2019, increasing from RMB146.8 million in the third quarter of 2018. The increase was mainly because we generated higher profit in the third quarter of 2019.

Net income

Net income was RMB890.8 million (US$124.6 million) in the third quarter of 2019, compared to RMB571.9 million during the same period of 2018. Net income from Momo segment was RMB1,110.2 million (US$155.3 million) in the third quarter of 2019, increasing from RMB862.4 million in the third quarter of 2018. Net loss from Tantan segment was RMB214.1 million (US$29.9 million) in the third quarter of 2019, compared to net loss of RMB218.1 million in the third quarter of 2018.

Non-GAAP net income (note 1) was RMB1,084.9 million (US$151.8 million) in the third quarter of 2019, compared to RMB770.0 million during the same period of 2018. Non-GAAP net income from Momo segment was RMB1,247.2 million (US$174.5 million) in the third quarter of 2019, increasing from RMB974.4 million in the third quarter of 2018. Non-GAAP net loss of Tantan segment was RMB159.5 million (US$22.3 million) in the third quarter of 2019, compared to non-GAAP net loss of RMB132.0 million in the third quarter of 2018.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was RMB893.9 million (US$125.1 million) in the third quarter of 2019, compared to RMB579.5 million during the same period of 2018.

Non-GAAP net income (note 1) attributable to Momo Inc. was RMB1,088.1 million (US$152.2 million) in the third quarter of 2019, compared to RMB777.6 million during the same period of 2018.

Net income per ADS

Diluted net income per ADS was RMB4.04 (US$0.57) in the third quarter of 2019, compared to RMB2.69 in the third quarter of 2018.

Non-GAAP diluted net income per ADS (note 1) was RMB4.90 (US$0.69) in the third quarter of 2019, compared to RMB3.57 in the third quarter of 2018.

Cash and cash flow

As of September 30, 2019, Momo’s cash, cash equivalents, term deposits and short-term investment totaled RMB13,669.9 million (US$1,912.5 million), compared to RMB11,292.6 million as of December 31, 2018. Net cash provided by operating activities in the third quarter of 2019 was RMB1,175.9 million (US$164.5 million), compared to RMB346.5 million in the third quarter of 2018.

First Nine Months of 2019 Financial Results

Net revenues for the first nine months of 2019 were RMB12,327.2 million (US$1,724.6 million), an increase of 29% from RMB9,564.5 million in the same period of 2018, primarily driven by the significant increase in net revenues from live video service and value-added service.

Net income attributable to Momo Inc. was RMB1,915.0 million (US$267.9 million) for the first nine months of 2019, compared to RMB2,154.9 million during the same period of 2018.

Non-GAAP net income attributable to Momo Inc. (note 1) was RMB3,240.8 million (US$453.4 million) for the first nine months of 2019, compared to RMB2,574.6 million during the same period of 2018.

Diluted net income per ADS was RMB8.76 (US$1.23) during the first nine months of 2019, compared to RMB10.16 in the same period of 2018.

Non-GAAP diluted net income per ADS (note 1) was RMB14.65 (US$2.05) during the first nine months of 2019, compared to RMB12.12 in the same period of 2018.

Net cash provided by operating activities was RMB3,773.8 million (US$528.0 million) during the first nine months of 2019, compared to RMB2,164.4 million in the same period of 2018.

Business Outlook

For the fourth quarter of 2019, the Company expects total net revenues to be between RMB4.52 billion to RMB4.62 billion, representing an increase of 18% to 20% year over year. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income attributable to Momo Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, November 26, 2019, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong Time on November 26, 2019).

Dial-in details for the earnings conference call are as follows:

International: +65-6713-5090

U.S. Toll Free: +1-866-519-4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, December 4, 2019. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 9698746

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. In addition, in May 2018, Momo completed its acquisition of Tantan, a leading social and dating app for the younger generation. Tantan, whose primary users consist of young Chinese singles, is designed to help its users find and establish romantic connections, as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the fourth quarter of 2019.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2019 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter of 2019 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	ended September 30			ended September 30
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	2,769,231	3,275,354	458,239	7,750,269	9,064,654	1,268,192
Value-added service	573,148	1,064,606	148,944	1,160,735	2,916,849	408,082
Mobile marketing	117,336	81,894	11,457	378,178	238,831	33,414
Mobile games	27,880	15,785	2,208	104,890	78,033	10,917
Other services	160,002	14,003	1,960	170,432	28,824	4,032

Total net revenues	3,647,597	4,451,642	622,808	9,564,504	12,327,191	1,724,637
Cost and expenses:
Cost of revenues	(2,031,652)	(2,203,350)	(308,260)	(5,083,632)	(6,140,787)	(859,128)
Research and development	(245,661)	(301,754)	(42,217)	(517,144)	(802,843)	(112,322)
Sales and marketing	(563,564)	(771,338)	(107,914)	(1,193,994)	(1,965,795)	(275,025)
General and administrative	(168,189)	(211,423)	(29,579)	(405,323)	(1,314,679)	(183,930)

Total cost and expenses	(3,009,066)	(3,487,865)	(487,970)	(7,200,093)	(10,224,104)	(1,430,405)
Other operating income	5,298	29,342	4,105	112,277	202,197	28,288

Income from operations	643,829	993,119	138,943	2,476,688	2,305,284	322,520
Interest income	82,728	105,384	14,744	183,180	299,337	41,879
Interest expense	(24,421)	(20,117)	(2,814)	(36,857)	(58,421)	(8,173)
Impairment loss on long-term investments	—	(11,211)	(1,568)	—	(15,711)	(2,198)

Income before income tax and share of income on equity method investments	702,136	1,067,175	149,305	2,623,011	2,530,489	354,028
Income tax expenses	(146,776)	(182,578)	(25,544)	(516,310)	(630,097)	(88,154)

Income before share of income on equity method investments	555,360	884,597	123,761	2,106,701	1,900,392	265,874
Share of income on equity method investments	16,524	6,185	865	35,439	8,056	1,127

Net income	571,884	890,782	124,626	2,142,140	1,908,448	267,001

Less: net loss attributable to non-controlling interest	(7,655)	(3,115)	(436)	(12,798)	(6,543)	(915)

Net income attributable to Momo Inc.	579,539	893,897	125,062	2,154,938	1,914,991	267,916

Net income per share attributable to ordinary shareholders
Basic	1.42	2.15	0.30	5.32	4.62	0.65
Diluted	1.34	2.02	0.28	5.08	4.38	0.61
Weighted average shares used in calculating net income per ordinary share
Basic	409,378,536	415,615,139	415,615,139	404,744,362	414,790,186	414,790,186
Diluted	445,871,236	452,571,862	452,571,862	428,148,904	450,470,088	450,470,088

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	ended September 30			ended September 30
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	571,884	890,782	124,626	2,142,140	1,908,448	267,001
Other comprehensive income, net of tax
Foreign currency translation adjustment	125,760	62,771	8,782	193,482	30,689	4,294

Comprehensive income	697,644	953,553	133,408	2,335,622	1,939,137	271,295
Less: comprehensive (loss) income attributed to the non-controlling interest	(6,041)	3,519	492	(10,078)	556	78

Comprehensive income attributable to Momo Inc.	703,685	950,034	132,916	2,345,700	1,938,581	271,217

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31 2018 RMB	September 30 2019 RMB	September 30 2019 US$
Assets
Current assets
Cash and cash equivalents	2,468,034	2,870,923	401,657
Term deposits	8,824,610	10,759,003	1,505,240
Short-term investment	—	40,000	5,596
Accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB12,209 as of December 31, 2018 and September 30, 2019, respectively	719,606	375,575	52,545
Amounts due from a related party	—	1,606	225
Prepaid expenses and other current assets	620,979	649,563	90,877

Total current assets	12,633,229	14,696,670	2,056,140
Property and equipment, net	387,532	367,285	51,385
Intangible assets	1,036,986	953,901	133,456
Rental deposits	24,192	24,553	3,435
Long-term investments	447,465	505,810	70,765
Deferred tax assets	57,786	34,482	4,824
Other non-current assets	71,519	15,072	2,109
Right-of-use assets, net[1]	—	216,078	30,230
Goodwill	4,306,829	4,476,460	626,280

Total assets	18,965,538	21,290,311	2,978,624

Liabilities and equity
Current liabilities
Accounts payable	718,362	618,109	86,475
Deferred revenue	441,892	496,691	69,490
Accrued expenses and other current liabilities	846,710	911,963	127,588
Amount due to related parties	82,948	29,371	4,109
Income tax payable	137,090	114,039	15,955
Lease liabilities due within one year[1]	—	135,304	18,930
Deferred consideration in connection with business acquisitions	469,274	86,599	12,116

Total current liabilities	2,696,276	2,392,076	334,663
Deferred tax liabilities	259,247	238,475	33,364
Convertible senior notes	4,877,116	5,082,352	711,047
Share-based compensation liability	86,767	925,068	129,422
Lease liabilities[1]	—	79,723	11,154
Other non-current liabilities	23,273	29,294	4,098

Total liabilities	7,942,679	8,746,988	1,223,748
Shareholder’s equity (i)	11,022,859	12,543,323	1,754,876

Total liabilities and shareholder’s equity	18,965,538	21,290,311	2,978,624

(i): As of September 30, 2019, the number of ordinary shares issued and outstanding was 416,748,172.

[1]	On January 1, 2019, the Company adopted ASU 2016-02, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	ended September 30			ended September 30
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	571,884	890,782	124,626	2,142,140	1,908,448	267,001
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	39,412	50,216	7,025	105,994	146,852	20,545
Amortization of intangible assets	38,930	40,100	5,610	53,508	117,715	16,469
Share-based compensation	169,959	165,163	23,107	382,800	1,240,774	173,590
Share of income on equity method investments	(16,524)	(6,185)	(865)	(35,439)	(8,056)	(1,127)
Impairment loss on long-term investments	—	11,211	1,568	—	15,711	2,198
Loss on disposal of property and equipment	(1,241)	(64)	(9)	(1,239)	(398)	(56)
Provision of allowance for doubtful accounts	—	2,900	406	(585)	12,209	1,708
Changes in operating assets and liabilities:
Accounts receivable	(420,015)	(103,290)	(14,451)	(355,671)	331,836	46,426
Prepaid expenses and other current assets	(171,185)	(24,378)	(3,411)	(81,494)	(23,182)	(3,243)
Amount due from related parties	13,379	(1,335)	(187)	33,407	(1,606)	(225)
Rental deposits	(577)	2,033	284	245	(362)	(51)
Deferred tax assets	342	(2,803)	(392)	28,913	23,304	3,260
Other non-current assets	(6,670)	(33,254)	(4,652)	(44,864)	(20,611)	(2,884)
Accounts payable	159,002	(133,863)	(18,728)	252,700	(45,775)	(6,404)
Income tax payable	(16,727)	(16,064)	(2,247)	(119,888)	(23,052)	(3,225)
Deferred revenue	32,601	84,711	11,852	(26,719)	54,789	7,665
Accrued expenses and other current liabilities	(52,348)	278,181	38,919	(183,201)	136,558	19,105
Amount due to related parties	17,256	(10,550)	(1,476)	17,675	(53,267)	(7,452)
Deferred tax liability	(9,732)	(10,025)	(1,403)	(13,376)	(35,322)	(4,942)
Other non-current liabilities	(1,238)	(7,556)	(1,057)	9,453	(2,762)	(386)

Net cash provided by operating activities	346,508	1,175,930	164,519	2,164,359	3,773,803	527,972
Cash flows from investing activities:
Purchase of property and equipment	(71,399)	(59,933)	(8,385)	(161,600)	(154,413)	(21,603)
Proceeds from disposal of property and equipment	2,200	294	41	2,210	804	112
Payment for long-term investments	(8,000)	(19,000)	(2,658)	(62,125)	(43,000)	(6,016)
Prepayment of long-term investments	—	—	—	(47,000)	(15,000)	(2,099)
Payment for business acquisition, net of cash acquired	—	(759)	(106)	(3,278,209)	(379,507)	(53,095)
Purchase of term deposits	(7,418,072)	(4,786,130)	(669,604)	(14,987,302)	(14,501,135)	(2,028,783)
Cash received on maturity of term deposits	2,100,000	4,785,400	669,502	9,322,393	12,650,430	1,769,860
Payment for short-term investments	(354,200)	(30,000)	(4,197)	(354,200)	(280,000)	(39,173)
Cash received from sales of short-term investment	239,200	80,000	11,192	249,700	240,000	33,577

Net cash used in investing activities	(5,510,271)	(30,128)	(4,215)	(9,316,133)	(2,481,821)	(347,220)
Cash flows from financing activities:
Proceeds from exercise of options	2,820	71	10	5,312	186	26
Deferred payment of purchase of property and equipment	—	(16,893)	(2,363)	(8,405)	(16,987)	(2,377)
Dividends payment	—	—	—	—	(877,346)	(122,745)
Proceeds from bank loan	—	—	—	1,913,190	—	—
Repayment of bank loan	(2,041,680)	—	—	(2,041,680)	—	—
Proceeds from issuance of Convertible Senior Notes, net of issuance cost of RMB113,673	4,820,387	—	—	4,820,387	—	—

Net cash provided by (used in) financing activities	2,781,527	(16,822)	(2,353)	4,688,804	(894,147)	(125,096)
Effect of exchange rate changes	14,450	6,200	867	22,736	5,054	710

Net (decrease) increase in cash, cash equivalents, and restricted cash	(2,367,786)	1,135,180	158,818	(2,440,234)	402,889	56,366
Cash, cash equivalents, and restricted cash at beginning of period	4,389,746	1,735,743	242,839	4,462,194	2,468,034	345,291

Cash, cash equivalents, and restricted cash at end of period	2,021,960	2,870,923	401,657	2,021,960	2,870,923	401,657

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months					Three months
	ended September 30, 2018					ended September 30, 2019					ended September 30, 2019
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(2,031,652)	18,183	5,880	—	(2,007,589)	(2,203,350)	18,751	6,738	—	(2,177,861)	(308,260)	2,623	943	—	(304,694)
Research and development	(245,661)	2,309	45,919	—	(197,433)	(301,754)	2,381	45,345	—	(254,028)	(42,217)	333	6,344	—	(35,540)
Sales and marketing	(563,564)	17,004	43,760	—	(502,800)	(771,338)	17,535	52,100	—	(701,703)	(107,914)	2,453	7,289	—	(98,172)
General and administrative	(168,189)	—	74,400	—	(93,789)	(211,423)	—	60,980	—	(150,443)	(29,579)	—	8,531	—	(21,048)

Cost and operating expenses	(3,009,066)	37,496	169,959	—	(2,801,611)	(3,487,865)	38,667	165,163	—	(3,284,035)	(487,970)	5,409	23,107	—	(459,454)
Income from operations	643,829	37,496	169,959	—	851,284	993,119	38,667	165,163	—	1,196,949	138,943	5,409	23,107	—	167,459
Net income attributable to Momo Inc.	579,539	37,496	169,959	(9,374)	777,620	893,897	38,667	165,163	(9,667)	1,088,060	125,062	5,409	23,107	(1,352)	152,226

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First nine months					First nine months					First nine months
	ended September 30, 2018					ended September 30, 2019					ended September 30, 2019
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(5,083,632)	23,865	16,163	—	(5,043,604)	(6,140,787)	54,999	16,371	—	(6,069,417)	(859,128)	7,695	2,290	—	(849,143)
Research and development	(517,144)	3,030	105,591	—	(408,523)	(802,843)	6,985	129,598	—	(666,260)	(112,322)	978	18,131	—	(93,213)
Sales and marketing	(1,193,994)	22,316	99,220	—	(1,072,458)	(1,965,795)	51,433	142,845	—	(1,771,517)	(275,025)	7,196	19,985	—	(247,844)
General and administrative	(405,323)	—	161,826	—	(243,497)	(1,314,679)	—	951,960	—	(362,719)	(183,930)	—	133,184	—	(50,746)

Cost and operating expenses	(7,200,093)	49,211	382,800	—	(6,768,082)	(10,224,104)	113,417	1,240,774	—	(8,869,913)	(1,430,405)	15,869	173,590	—	(1,240,946)
Income from operations	2,476,688	49,211	382,800	—	2,908,699	2,305,284	113,417	1,240,774	—	3,659,475	322,520	15,869	173,590	—	511,979
Net income attributable to Momo Inc.	2,154,938	49,211	382,800	(12,301)	2,574,648	1,914,991	113,417	1,240,774	(28,355)	3,240,827	267,916	15,869	173,590	(3,967)	453,408

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	3,275,354	—	—	3,275,354	458,239
Value-added service	754,629	309,977	—	1,064,606	148,944
Mobile marketing	81,894	—	—	81,894	11,457
Mobile games	15,785	—	—	15,785	2,208
Other services	11,234	—	2,769	14,003	1,960

Total net revenues	4,138,896	309,977	2,769	4,451,642	622,808
Cost and expenses (iii):
Cost of revenues	(2,101,678)	(99,722)	(1,950)	(2,203,350)	(308,260)
Research and development	(225,539)	(76,215)	—	(301,754)	(42,217)
Sales and marketing	(422,034)	(349,274)	(30)	(771,338)	(107,914)
General and administrative	(191,832)	(13,425)	(6,166)	(211,423)	(29,579)

Total cost and expenses	(2,941,083)	(538,636)	(8,146)	(3,487,865)	(487,970)
Other operating income	29,342	—	—	29,342	4,105

Income (loss) from operations	1,227,155	(228,659)	(5,377)	993,119	138,943
Interest income	102,749	2,594	41	105,384	14,744
Interest expense	(20,117)	—	—	(20,117)	(2,814)
Impairment loss on long-term investments	(11,211)	—	—	(11,211)	(1,568)

Income (loss) before income tax and share of income on equity method investments	1,298,576	(226,065)	(5,336)	1,067,175	149,305
Income tax (expenses) benefits	(194,580)	12,002	—	(182,578)	(25,544)

Income (loss) before share of income on equity method investments	1,103,996	(214,063)	(5,336)	884,597	123,761
Share of income on equity method investments	6,185	—	—	6,185	865

Net income (loss)	1,110,181	(214,063)	(5,336)	890,782	124,626

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	5,917	821	—	6,738	943
Research and development	27,375	17,970	—	45,345	6,344
Sales and marketing	46,831	5,269	—	52,100	7,289
General and administrative	56,860	1,486	2,634	60,980	8,531

Total cost and expenses	136,983	25,546	2,634	165,163	23,107

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,227,155	(228,659)	(5,377)	993,119	138,943
Share-based compensation	136,983	25,546	2,634	165,163	23,107
Amortization of intangible assets from business acquisitions	—	38,667	—	38,667	5,409

Non-GAAP operating income (loss)	1,364,138	(164,446)	(2,743)	1,196,949	167,459

Net income (loss)	1,110,181	(214,063)	(5,336)	890,782	124,626
Share-based compensation	136,983	25,546	2,634	165,163	23,107
Amortization of intangible assets from business acquisitions	—	38,667	—	38,667	5,409
Tax impacts	—	(9,667)	—	(9,667)	(1,352)

Non-GAAP net income (loss)	1,247,164	(159,517)	(2,702)	1,084,945	151,790

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended September 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[2]
Net revenues:
Live video service	2,769,231	—	—	2,769,231	403,208
Value-added service	409,087	164,061	—	573,148	83,452
Mobile marketing	117,336	—	—	117,336	17,084
Mobile games	27,880	—	—	27,880	4,059
Other services	1,589	—	158,413	160,002	23,297

Total net revenues	3,325,123	164,061	158,413	3,647,597	531,100
Cost and expenses (iv):
Cost of revenues	(1,743,108)	(73,369)	(215,175)	(2,031,652)	(295,814)
Research and development	(168,147)	(77,514)	—	(245,661)	(35,769)
Sales and marketing	(350,985)	(201,172)	(11,407)	(563,564)	(82,056)
General and administrative	(124,281)	(39,648)	(4,260)	(168,189)	(24,489)

Total cost and expenses	(2,386,521)	(391,703)	(230,842)	(3,009,066)	(438,128)
Other operating income	5,271	27	—	5,298	771

Income (loss) from operations	943,873	(227,615)	(72,429)	643,829	93,743
Interest income	82,528	172	28	82,728	12,045
Interest expense	(24,421)	—	—	(24,421)	(3,556)

Income (loss) before income tax and share of income on equity method investments	1,001,980	(227,443)	(72,401)	702,136	102,232
Income tax (expenses) benefits	(156,150)	9,374	—	(146,776)	(21,371)

Income (loss) before share of income on equity method investments	845,830	(218,069)	(72,401)	555,360	80,861
Share of income on equity method investments	16,524	—	—	16,524	2,406

Net income (loss)	862,354	(218,069)	(72,401)	571,884	83,267

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	ended September 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	3,777	2,103	—	5,880	856
Research and development	24,826	21,093	—	45,919	6,686
Sales and marketing	39,595	4,165	—	43,760	6,372
General and administrative	43,812	30,588	—	74,400	10,833

Total cost and expenses	112,010	57,949	—	169,959	24,747

[2]

All translations from RMB to U.S. dollars are made at a rate of RMB 6.868 to US$1.00, the effective noon buying rate for September 28, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	ended September 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	943,873	(227,615)	(72,429)	643,829	93,743
Share-based compensation	112,010	57,949	—	169,959	24,747
Amortization of intangible assets from business acquisitions	—	37,496	—	37,496	5,460

Non-GAAP operating income (loss)	1,055,883	(132,170)	(72,429)	851,284	123,950

Net income (loss)	862,354	(218,069)	(72,401)	571,884	83,267

Share-based compensation	112,010	57,949	—	169,959	24,747
Amortization of intangible assets from business acquisitions	—	37,496	—	37,496	5,460
Tax impacts	—	(9,374)	—	(9,374)	(1,365)

Non-GAAP net income (loss)	974,364	(131,998)	(72,401)	769,965	112,109

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	9,064,654	—	—	9,064,654	1,268,192
Value-added service	2,026,732	890,117	—	2,916,849	408,082
Mobile marketing	238,831	—	—	238,831	33,414
Mobile games	78,033	—	—	78,033	10,917
Other services	15,243	—	13,581	28,824	4,032

Total net revenues	11,423,493	890,117	13,581	12,327,191	1,724,637
Cost and expenses (v):
Cost of revenues	(5,842,388)	(287,940)	(10,459)	(6,140,787)	(859,128)
Research and development	(591,678)	(211,165)	—	(802,843)	(112,322)
Sales and marketing	(1,141,571)	(817,823)	(6,401)	(1,965,795)	(275,025)
General and administrative	(448,480)	(837,824)	(28,375)	(1,314,679)	(183,930)

Total cost and expenses	(8,024,117)	(2,154,752)	(45,235)	(10,224,104)	(1,430,405)
Other operating income	180,831	—	21,366	202,197	28,288

Income (loss) from operations	3,580,207	(1,264,635)	(10,288)	2,305,284	322,520
Interest income	290,725	8,509	103	299,337	41,879
Interest expense	(58,421)	—	—	(58,421)	(8,173)
Impairment loss on long-term investments	(15,711)	—	—	(15,711)	(2,198)

Income (loss) before income tax and share of income on equity method investments	3,796,800	(1,256,126)	(10,185)	2,530,489	354,028
Income tax (expenses) benefits	(651,284)	21,187	—	(630,097)	(88,154)

Income (loss) before share of income on equity method investments	3,145,516	(1,234,939)	(10,185)	1,900,392	265,874
Share of income on equity method investments	8,056	—	—	8,056	1,127

Net income (loss)	3,153,572	(1,234,939)	(10,185)	1,908,448	267,001

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	14,393	1,978	—	16,371	2,290
Research and development	76,675	52,923	—	129,598	18,131
Sales and marketing	129,686	13,159	—	142,845	19,985
General and administrative	150,586	793,649	7,725	951,960	133,184

Total cost and expenses	371,340	861,709	7,725	1,240,774	173,590

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2019
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	3,580,207	(1,264,635)	(10,288)	2,305,284	322,520
Share-based compensation	371,340	861,709	7,725	1,240,774	173,590
Amortization of intangible assets from business acquisitions	—	113,417	—	113,417	15,869

Non-GAAP operating income (loss)	3,951,547	(289,509)	(2,563)	3,659,475	511,979
Net income (loss)	3,153,572	(1,234,939)	(10,185)	1,908,448	267,001
Share-based compensation	371,340	861,709	7,725	1,240,774	173,590
Amortization of intangible assets from business acquisitions	—	113,417	—	113,417	15,869
Tax impacts	—	(28,355)	—	(28,355)	(3,967)

Non-GAAP net income (loss)	3,524,912	(288,168)	(2,460)	3,234,284	452,493

Momo Inc.

Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	7,750,269	—	—	7,750,269	1,128,461
Value-added service	965,705	195,030	—	1,160,735	169,006
Mobile marketing	378,178	—	—	378,178	55,064
Mobile games	104,890	—	—	104,890	15,272
Other services	4,095	—	166,337	170,432	24,815

Total net revenues	9,203,137	195,030	166,337	9,564,504	1,392,618
Cost and expenses (vi):
Cost of revenues	(4,612,322)	(92,100)	(379,210)	(5,083,632)	(740,191)
Research and development	(411,577)	(105,567)	—	(517,144)	(75,298)
Sales and marketing	(905,695)	(268,875)	(19,424)	(1,193,994)	(173,849)
General and administrative	(341,995)	(53,952)	(9,376)	(405,323)	(59,016)

Total cost and expenses	(6,271,589)	(520,494)	(408,010)	(7,200,093)	(1,048,354)
Other operating income	112,189	88	—	112,277	16,348

Income (loss) from operations	3,043,737	(325,376)	(241,673)	2,476,688	360,612
Interest income	182,889	236	55	183,180	26,671
Interest expense	(36,857)	—	—	(36,857)	(5,366)

Income (loss) before income tax and share of income on equity method investments	3,189,769	(325,140)	(241,618)	2,623,011	381,917
Income tax (expenses) benefits	(528,612)	12,302	—	(516,310)	(75,176)

Income (loss) before share of income on equity method investments	2,661,157	(312,838)	(241,618)	2,106,701	306,741
Share of income on equity method investments	35,439	—	—	35,439	5,160

Net income (loss)	2,696,596	(312,838)	(241,618)	2,142,140	311,901

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	ended September 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	12,114	4,049	—	16,163	2,353
Research and development	65,744	39,847	—	105,591	15,374
Sales and marketing	91,286	7,934	—	99,220	14,447
General and administrative	121,169	40,657	—	161,826	23,562

Total cost and expenses	290,313	92,487	—	382,800	55,736

Momo Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2018
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	3,043,737	(325,376)	(241,673)	2,476,688	360,612
Share-based compensation	290,313	92,487	—	382,800	55,736
Amortization of intangible assets from business acquisitions	—	49,211	—	49,211	7,165

Non-GAAP operating income (loss)	3,334,050	(183,678)	(241,673)	2,908,699	423,513

Net income (loss)	2,696,596	(312,838)	(241,618)	2,142,140	311,901
Share-based compensation	290,313	92,487	—	382,800	55,736
Amortization of intangible assets from business acquisitions	—	49,211	—	49,211	7,165
Tax impacts	—	(12,301)	—	(12,301)	(1,791)

Non-GAAP net income (loss)	2,986,909	(183,441)	(241,618)	2,561,850	373,011